August 7, 2018

VIA EDGAR AND Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attention:	Christine Dietz
Diane Fritz

Re:	RingCentral, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 26, 2017
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 10, 2018
File No. 001-36089

Dear Ms. Dietz:

RingCentral, Inc. (the “Company”, “We”, “us”, or “our”) submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 3, 2018, (the “Comment Letter”) relating to the Company’s Form 10-K for the year ended December 31, 2017, filed with the Commission on February 26, 2017, and the Company’s Form 10-Q for the quarterly period ended March 31, 2018 filed with the Commission on May 10, 2018 (file no. 001-36089).

In this letter, we have recited the Staff’s comments in bold italics and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in the response section herein corresponds to the page of the Form 10-Q for the quarterly period ended June 30, 2018 (the “Form 10-Q”).

Form 10-Q for the Quarterly Period Ended March 31, 2018

Note 1 – Description of Business and Summary of Significant Accounting Policies

Deferred Sales Commission Costs, page 10

1.

Please help us understand the circumstances in which you pay commissions to your reseller partners. In addition, provide your analysis regarding how you determined that these amounts should be capitalized given that it appears that resellers are your customers.

Response:

The Company respectfully advises the Staff that the Company generates new business through its direct sales force and through resellers. These resellers are selling agents for the Company and are paid sales commissions, which are tied to the value of the contracts that we enter with our customers, the end users. We do not consider resellers to be our customers. Rather, resellers are selling agents who assist in identifying opportunities and end-user customers to whom we sell our products and provide software subscription services. In accordance with the guidance under ASC 340-40, commissions paid to our resellers are direct and incremental costs of obtaining new business that qualify for capitalization.

ASC 340-40-25-2 states: “The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, a sales commission).”

The Company also advises the Staff, that in response to this comment, the Company has expanded its disclosure in Note 1 in the Form 10-Q, to more fully explain the commissions paid to the reseller partners and how the Company accounts for such commissions.

2.

Please revise to disclose if additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. In addition, disclose how commissions paid for renewals are considered in your five year period of benefit and the period of time over which you amortize commission costs related to contract renewals. Refer to ASC 340-40-35-1 and 340-40-50-2.

Response:

The Company respectfully advises the Staff that it does not pay sales commissions upon contract renewals and therefore there are no incremental costs to be considered for capitalization. Furthermore, because the Company does not pay contract renewal commissions, we have concluded that our initial contract commissions should be amortized over a period that extends beyond the initial contract term.

The Company’s five-year amortization period for its contract acquisition cost assets (i.e. its capitalized commissions) reflects the average expected customer relationship period, (inclusive of the initial, committed contract term plus specifically anticipated contract renewal periods).

The Company concluded that capitalized commissions should be amortized over a period that is longer than the initial contract term if the contract includes a renewal option, if history supports that the contract will be renewed, and if there is no commission paid for the renewal or the renewal commission is not commensurate with the commission paid on the initial contract. This is consistent with the guidance in ASC 340-40-35-1 and in FASB Transition Resource Group Agenda Reference No. 23, Cost to Obtain a Contract (“TRG 23”) and Agenda Reference No. 57, Capitalization and Amortization of Incremental Costs of Obtaining a Contract (“TRG 57”). The guidance in both TRG 23 and TRG 57 refers to Basis of Conclusions (BC309), which states that “…the Boards clarified that in amortizing the asset in accordance with the transfer of goods or services to which the asset relates, those goods or services could be provided under a specifically anticipated (that is, future) contract. However, amortizing an asset over a longer period than the initial contract would not be appropriate in situations in which an entity pays commission on contract renewal that is commensurate with the commission paid on the initial contract.”

As disclosed on pages 10-11 of the Company’s Form 10-Q for the quarterly period ended March 31, 2018, both the initial contract term and expected renewal periods were factored into the amortization period for our capitalized contract acquisition cost assets.

The Company advises the Staff, that in response to this comment, the Company expanded its disclosure on pages 10-11 of the Form 10-Q to include the following:

(i)	A statement that we do not pay commissions on contract renewals and

(ii)	A clarification that we consider “expected renewal periods” in our determination of the amortization period for our capitalized commissions.

****

Management acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filing.

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at +1 (650) 276-4608 or email me at mitesh.dhruv@ringcentral.com.

Sincerely,

/s/ Mitesh Dhruv

Mitesh Dhruv

Chief Financial officer

CC:	Vladimir G. Shmunis
Bruce Johnson
RingCentral, Inc.

Jeff Saper
Mark Baudler
Wilson Sonsini Goodrich & Rosati, P.C.

Prasadh Cadambi
KPMG LLP